

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

FILE NO. 82-4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम का...

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348


03022747

CO/S&B/VR/2003/ 1541 दिनांक / तारीख / Date : 05.06.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)


RECD S.E.C.
JUN 9 2003

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1530 dated the June 05, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

CO/S&B/VR/2003/ 1530 5.06.2003

Dear Sir,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDING ON THE 31ST MARCH, 2003

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2002-03, if any, from Tuesday, the 8th July, 2003 to Friday, the 18th July, 2003, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
encl. .a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



NOTICE

STATE BANK OF INDIA,
CENTRAL OFFICE,
MUMBAI - 400 021.
MAY 20, 2003
VYSK 30, 1925 (S)

Notice is hereby given that the Register of Shareholders of the State Bank of India, will be closed for transfer of shares for payment of dividend for 2002-2003, if any, from Tuesday, the 8th July, 2003 to Friday, the 18th July, 2003, both days inclusive.



(A.K. PURWAR)
CHAIRMAN

vk\notice.doc/10



<u>सूचना</u>

भारतीय स्टेट बैंक
केन्द्रीय कार्यालय
मुंबई - 400 021

20 मई, 2003
30 वैशाख 1925 शक

एतदद्वारा यह सूचित किया जाता है कि भारतीय स्टेट बैंक का शेयरधारक रजिस्टर वर्ष 2002-2003 के लाभांश का भुगतान, यदि कोई है, करने के लिए, मंगलवार 8 जुलाई, 2003 से शुक्रवार 18 जुलाई, 2003 तक की अवधि के लिए, शेयरों के अंतरण हेतु बन्द रहेगा



(अरुण कुमार पुरवार)
अध्यक्ष

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 5th June, 2003

The Stock Exchange,
MUMBAI

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From	To	Purpose
112	Equity Shares Rs.526,29,88,780.00	08.07.2003	18.07.2003	Payment of dividend, if any, to be decided by the Bank's Central Board's meeting to be held on the 19th June, 2003



(Arun Kumar)
General Manager
(Shares & Bonds)



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 1520 दिनांक / तारीख / Date : 04.06.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31ST MARCH, 2003
CENTRAL BOARD'S MEETING ON 19.06.2003
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1510 dated the June 04, 2003 addressed to Bombay Stock Exchange alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

F. No. 82-4524



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/1510

दिनांक / तारीख / Date: 04.06.2003

Dear Sir,

LISTING AGREEMENT
AUDITED RESULTS - 31ST MARCH, 2003
CENTRAL BOARD'S MEETING ON 19.06.2003
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 19th June, 2003 to take on record the audited working results of the Bank for the year ended on 31st March, 2003. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 19th June, 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

PRESS RELEASE

State Bank of India
Central Office, Mumbai 400 021

FILE NO. 82.4324

A meeting of the Central Board of the Bank will be held on the 19th June 2003 in Kolkata to take on record the audited working results of the Bank for the year ended the 31st March 2003.

Date : 4 JUN 2003

(A. K. PURWAR)
CHAIRMAN



भारतीय स्टेट बैंक
STATE BANK OF INDIA
CORPORATE CENTRE, MUMBAI
कारपोरेट केन्द्र, मुंबई



CORPORATE CENTRE, MUMBAI